      TRANSALTA CORPORATION

FIRST QUARTER REPORT FOR 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) contains forward-looking statements.  These statements are based on certain estimates and assumptions and involve risks and uncertainties.  Actual results may differ materially.  See page 21 for additional information.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of TransAlta Corporation as at and for the three months ended March 31, 2007 and 2006, and should also be read in conjunction with the audited consolidated financial statements and MD&A contained in our annual report for the year ended Dec. 31, 2006.  In this MD&A, unless the context otherwise requires, ‘we’, ‘our’, ‘us’, the ‘corporation’ and ‘TransAlta’ refers to TransAlta Corporation and its subsidiaries.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All tabular amounts in the following discussion are in millions of Canadian dollars unless otherwise noted.  This MD&A is dated April 23, 2007.  Additional information respecting TransAlta, including its annual information form, is available on SEDAR at www.sedar.com.

RESULTS OF OPERATIONS

The results of operations are presented on a consolidated basis and by business segment.  We have two business segments: Generation and Corporate Development & Marketing (“CD&M”).  Our segments are supported by a corporate group that provides finance, treasury, legal, environmental health and safety, sustainable development, corporate communications, government relations, information technology, human resources, and other administrative support.

In this MD&A, the impact of foreign exchange fluctuations on foreign currency transactions and balances is discussed with the relevant income statement and balance sheet items.  While individual balance sheet line items will be impacted by foreign exchange fluctuations, the net impact of the translation of individual items is reflected in the equity section of the consolidated balance sheets.

The following table depicts key financial results and statistical operating data:

3 months ended March 31	2007	2006
Availability (%)	88.2	96.9
Production (GWh)	12,697	12,444
Revenue	$723.7	$733.7
Gross margin[1]	$391.7	$394.0
Operating income [1]	$152.1	$154.0
Net earnings	$66.0	$69.2
Basic and diluted earnings per common share	$0.33	$0.35
Cash flow from operating activities	$330.8	$200.7

1	Gross margin and Operating income are not defined under Canadian GAAP. Refer to the Non-GAAP Measures section on page 18 of this MD&A for a further discussion of Operating income and Gross margin, including a reconciliation to net earnings.

	3 months ended	Year ended Dec.
	March 31, 2007	31, 2006
Total assets	$7,252.9	$7,460.1
Total long-term financial liabilities	$3,297.9	$3,094.1
Cash dividends declared per share	$0.25	$1.00

TRANSALTA CORPORATION / Q1 2007   1

AVAILABILITY & PRODUCTION

Availability for the three months ended March 31, 2007 decreased to 88.2 per cent from 96.9 per cent compared to the same period in 2006 primarily due to derating at the Centralia coal-fired plant (“Centralia Coal”) due to test burns of Power River Basin (“PRB”) coal and higher planned and unplanned outages at the Alberta Thermal plants (“Alberta Thermal”) and higher unplanned outages at the Centralia gas-fired plant (“Centralia Gas”).

Production for the first quarter increased 253 gigawatt hours (“GWh”) compared to the same period in 2006 as a result of increased production at various gas facilities and Genesee 3 partially offset by higher planned and unplanned outages at Alberta Thermal and lower hydro production.

NET EARNINGS

For the three months ended March 31, 2007, reported net earnings decreased to $66.0 million from $69.2 million compared to the same period in 2006. For the three months ended March 31, 2007, comparable earnings1 were $66.0 million ($0.33 per common share) compared to $75.4 million ($0.38 per common share) in the same period in 2006.

A reconciliation of net earnings is presented below:

Net earnings, 2006	$69.2
Decrease in Generation gross margins	(3.5)
Increase in CD&M margins	1.2
Increase in operations, maintenance and administration costs	(2.1)
Decrease in depreciation expense	2.5
Decrease in net interest expense	3.2
Increase in equity loss	(7.9)
Decrease in non-controlling interest	2.9
Increase in income tax expense	(0.2)
Other	0.7
Net earnings, 2007	$66.0

Generation gross margins decreased by $3.5 million for the three months ended March 31, 2007 as a result of higher planned and unplanned outages and increased coal costs at Alberta Thermal and lower margins at Ottawa. These decreases were partially offset by favourable pricing in the Alberta market and at Centralia Coal combined with lower fuel costs at Centralia Coal.

CD&M gross margins increased $1.2 million for the three months ended March 31, 2007 compared to the same period in 2006 due to higher gains from trading activities in the western region.

Operations, maintenance and administration (“OM&A”) costs for the three months ended March 31, 2007 increased by $2.1 million mainly due to increased investment in our information technology infrastructure.

Depreciation expense decreased $2.5 million for the three months ended March 31, 2007 compared to 2006 primarily due to an impairment recorded on turbines held in inventory in the first quarter of 2006 partially offset by retirement of parts replaced during planned maintenance in 2007 and increased depreciation across the fleet.

For the three months ended March 31, 2007, net interest expense declined $3.2 million mainly due to lower long-term debt levels and higher

1 Comparable earnings is not defined under Canadian GAAP. Presenting earnings on a comparable basis from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Refer to the Non-GAAP Measures section on page 18 of this MD&A for further discussion of comparable earnings, including reconciliation to net earnings.

2   TRANSALTA CORPORATION / Q1 2007

interest income on cash deposits partially offset by higher interest on short-term debt balances and the unwinding of a net investment hedge in 2006.  For the three months ended March 31, 2007, net debt of $18.8 million and preferred securities of $175.0 million were repaid.

For the three months ended March 31, 2007, equity loss increased $7.9 million due to lower margins, increased depreciation, and higher interest expense.

For the three months ended March 31, 2007, non-controlling interests decreased by $2.9 million compared to the same period in 2006 due to lower earnings at TransAlta Cogeneration, L.P. (“TA Cogen”) as a result of lower margins at Ottawa.

Income taxes were comparable to the same period in 2006 as the impact of lower pre-tax earnings was offset by the effect of jurisdictions in which income is earned.  The effective tax rates for the quarter ended March 31, 2007 was 26.7 per cent compared to 23.2 per cent for the same period in 2006.

CASH FLOW

Cash flow from operating activities for the three months ended March 31, 2007 increased $130.1 million compared to the same period in 2006 mainly due to changes in working capital partially offset by lower cash earnings. In the first quarter of 2007, $185 million of contractually scheduled payments related to 2006 were collected.  In the third quarter we will only receive two month’s worth of revenue under our Power Purchase Agreements (“PPAs”) due to timing of scheduled payments.  Further, in the fourth quarter a payment relating to 2007 PPA revenues will not be received until Jan. 2, 2008.

The key factors responsible for these changes are listed below in the reconciliation of cash flow from operating activities for the three months ended March 31, 2006 to 2007:

Cash flow from operating activities for 3 months ended March 31, 2006	$200.7
Decreased cash earnings	(19.3)
Collection of receivables related to 2006 revenue	185.0
Changes in non-cash working capital	(35.6)
Cash flow from operating activities for 3 months ended March 31, 2007	$330.8

At March 31, 2007, our total debt (including non-recourse debt) to invested capital ratio1 was 41.4 per cent (37.5 per cent excluding non-recourse debt).  This represents a slight increase over the Dec. 31, 2006 ratio of 40.9 per cent (36.9 per cent excluding non-recourse debt).

SIGNIFICANT EVENTS

Three months ended March 31, 2007

2007 Canadian Federal Budget

The Canadian Federal Budget released on March 19, 2007 proposes to disallow the deductibility of interest on debt incurred to invest in foreign affiliates. We are currently evaluating the impact of this proposed legislation.

Greenhouse Gas Emissions Standards

On March 8, 2007, the Government of Alberta introduced the Climate Change and Emissions Management Amendment Act which outlines the proposed approach to greenhouse gas emissions, effective July 1, 2007.  Under the proposed legislation, the baselines and targets for greenhouse gas emissions intensity are set on a facility by facility basis.  TransAlta anticipates being able to meet these requirements as currently proposed.

1 This ratio is further defined on page 39

TRANSALTA CORPORATION / Q1 2007   3

On April 12, 2007, Washington State passed Bill 6001 designed to address climate change.  Regulations are to be developed over the next year.  At this stage it is not clear if the future regulations under the Bill will affect TransAlta's operations at Centralia, or whether the plant will be subject to exemption.

The PPAs for our Alberta-based coal facilities contain ‘Change-in-Law’ provisions that allow us the opportunity to recover compliance costs from the PPA customers.

Keephills 3 Power Plant

On Feb. 26, 2007, TransAlta announced that we will proceed with building the 450 MW Keephills 3 coal-fired power plant.  The plant will be developed jointly by EPCOR Utilities Inc. (“EPCOR”) and TransAlta.  The capital cost of the project is expected to be approximately $1.6 billion, including associated mine capital, and is anticipated to begin commercial operations in the first quarter of 2011.  TransAlta’s will own a 50 percent interest in this unit.

Power Purchase Agreement with New Brunswick Power

On Jan. 19, 2007, we announced a 25 year long-term contract with New Brunswick Power Distribution and Customer Service Corporation to provide 75 MW of wind power. We will construct, own, and operate a wind power facility in New Brunswick (“Kent Hills”) with an estimated capital cost of $130 million.  Commercial operations are expected to begin by the end of 2008.

MARKET PRICES AND SPARK SPREADS

15 per cent of our gas fired facilities production and five per cent of our coal-fired facilities production have exposure to market fluctuations in energy commodity prices.  We closely monitor the risks associated with these commodity price changes on our future operations and, where we consider it appropriate, use various physical and financial instruments to hedge our assets and operations from such price risk.

4   TRANSALTA CORPORATION / Q1 2007

1 For a 7,000 Btu/KWh heat rate plant.

For the first quarter, Mid-Columbia power prices were comparable while Ontario and Alberta spot prices increased versus the comparable period in 2006.  Compared to the first quarter of 2006, spot prices increased in Alberta and Ontario due to prolonged cold weather in February.  Mid-Columbia markets were also affected by the colder weather and weak hydro conditions. Spark spreads decreased in the Pacific Northwest but increased in Alberta and Ontario for the three months ended March 31, 2007 compared to the same period in 2006. Spark spreads remained negative for the past two years in Ontario for the first quarter.  The effect of these prices upon the margins from our generating facilities and our trading activities are described in further detail below.

DISCUSSION OF SEGMENTED RESULTS

GENERATION:  Owns and operates hydro, wind, geothermal, gas- and coal-fired plants and related mining operations in Canada, the U.S., and Australia.  At March 31, 2007, Generation had 8,366 MW of gross generating capacity1 in operation (7,962 MW net ownership interest) and 353 MW net under construction. Generation's revenues are derived from the availability and production of electricity and steam as well as ancillary services such as system support (see the detailed discussion of the four revenue streams in our annual report for the year ended Dec. 31, 2006).

1 TransAlta measures capacity as net maximum capacity (see glossary for definition of this and other key items) which is consistent with industry standards.  Capacity figures represent capacity owned and in operation unless otherwise stated.

TRANSALTA CORPORATION / Q1 2007   5

The results of the Generation segment are as follows:

		2007		2006
		Per installed		Per installed
3 months ended March 31	Total	MWh[1]	Total	MWh[1]
Revenues	$671.9	$9.17	$680.0	$9.28
Fuel and purchased power	(290.7)	(3.97)	(295.3)	(4.03)
Gross margin	381.2	5.20	384.7	5.25
Operations, maintenance and administration	103.9	1.42	104.4	1.42
Depreciation and amortization	95.4	1.30	98.1	1.34
Taxes, other than income taxes	5.4	0.07	5.5	0.08
Intersegment cost allocation	7.1	0.10	6.9	0.09
Operating expenses	211.8	2.89	214.9	2.93
Operating income	$169.4	$2.31	$169.8	$2.32
Installed capacity (GWh)[1]	73,286		73,286
Production (GWh)	12,697		12,444
Availability (%)	88.2		96.9

1 We have traditionally presented gross margins and other key elements of the income statement on a per MWh produced. While for specific types of contracts this is an effective measure of profitability between periods, levels of production and associated revenues and costs are not comparable across all plants within the Generation segment. To better gauge overall fleet performance and return on the investment in assets, we have presented overall results on an installed MWh, which is a measure of overall fleet capacity. We have used this measure for the first time in this quarterly report and will continue this practice going forward.

Availability

Availability for the three months ended March 31, 2007 decreased to 88.2 per cent from 96.9 per cent compared to the same period in 2006 primarily due to derating at Centralia Coal due to test burns on PRB coal, higher planned and unplanned outages at the Alberta Thermal plants and higher unplanned outages at Centralia Gas.

Production

Production for the first quarter increased 253 GWh compared to the same period in 2006 as a result of increased production at Poplar Creek (76 GWh), Fort Saskatchewan (120 GWh), Genesee 3 (28 GWh), and Sarnia (122 GWh) due to higher market and customer demand, lower planned outages at CE Gen (45 GWh), and lower unplanned outages at Meridian (25 GWh). Production increased at Ottawa (81 GWh) as during the first quarter of 2006 we curtailed production to sell gas.  These increases were partially offset by higher planned and unplanned outages at Alberta Thermal (254 GWh) and lower hydro production (47 GWh).

Revenue

Revenue decreased by $8.1 million for the three months ended March 31, 2007 as compared to the same period in 2006 primarily due to higher planned and unplanned outages at Alberta Thermal ($14.8 million), lower revenue at Centralia as a result of lower power sales ($8.5 million), lower revenue from Ottawa gas sales ($6.5 million), and lower sales of emission credits at Centralia Coal ($7.2 million) partially offset by higher pricing at Centralia Coal ($6.5 million), higher production and spark spreads at Poplar Creek ($6.4 million), Genesee 3 ($3.8 million), and Sarnia ($8.4 million).

Fuel and purchased power

Fuel and purchased power decreased by $4.6 million for the three months ended March 31, 2007 compared to the same period in 2006 due to lower production at Alberta Thermal ($3.1 million), lower fuel costs at Centralia Coal ($6.7 million) and lower replacement power volumes at Centralia ($7.2 million) partially offset by higher coal costs at Alberta Thermal ($9.7 million), and increased production at Poplar Creek ($2.8 million) and Sarnia ($5.7 million).

Operations, maintenance and administration expense

For the three months ended March 31, 2007, OM&A expense was comparable to the same period in 2006 primarily due to lower planned maintenance at the Imperial Valley mostly offset by higher planned maintenance at Alberta Thermal.

6   TRANSALTA CORPORATION / Q1 2007

Depreciation expense

For the three months ended March 31, 2007, depreciation expense decreased $2.7 million primarily due to the impairment recorded on turbines held in inventory in the first quarter of 2006 ($9.6 million) and lower depreciation at Centralia Gas ($1.2 million) partially offset by retirement of parts replaced during planned maintenance in 2007 ($1.2 million) and higher depreciation across the fleet as a result of capital spending in 2006.

Planned maintenance

The table below shows the amount of planned maintenance capitalized and expensed in the three months ended March 31, 2007 and 2006, excluding CE Gen and Mexico:

	Coal		Gas and Hydro		Total
3 months ended March 31	2007	2006	2007	2006	2007	2006
Capitalized	$2.8	$4.9	$0.3	$2.6	$3 . 1	$7.5
Expensed	4.6	2.3	-	0.4	4.6	2.7
	$7.4	$7.2	$0.3	$3.0	$7.7	$10.2
GWh lost	111	4	3	12	114	16

In the three months ended March 31, 2007, production lost due to planned maintenance increased to 114 GWh from 16 GWh for the same period in 2006 primarily due to higher planned outages at Alberta Thermal.

In the three months ended March 31, 2007, total capitalized maintenance costs were $4.4 million lower than the same period in 2006 mainly due to the scope of work completed in 2006.  Expensed maintenance costs are higher than the same period in 2006 mainly due to the timing of planned outages at Alberta Thermal.

Generation gross margins

Generation’s production volumes, electricity and steam production revenues and fuel and purchased power costs are presented below:

							Fuel &	Gross
				Fuel &			Purchased	Margin per
	Production	Installed		Purchased	Gross	Revenue per	Power per	installed
3 months ended March 31, 2007	(GWh)	(GWh)	Revenue	Power	Margin	installed MWh	installed MWh	MWh
Alberta PPAs	6,622	34,348	$197.3	$67.7	$129.6	$5.74	$1.97	$3.77
Long-term contracts	1,846	9,522	177.0	102.2	$74.8	18.59	10.73	7.86
Merchant	3,579	26,105	232.8	102.8	$130.0	8.92	3.94	4.98
CE Gen	650	3,311	64.8	18.0	$46.8	19.57	5.44	14.13
	12,697	73,286	$671.9	$290.7	$381.2	$9.17	$3.97	$5.20

							Fuel &	Gross
				Fuel &			Purchased	Margin per
	Production	Installed		Purchased	Gross	Revenue per	Power per	installed
3 months ended March 31, 2006	(GWh)	(GWh)	Revenue	Power	Margin	installed MWh	installed MWh	MWh
Alberta PPAs	6,733	34,348	$208.3	$59.1	$149.2	$6.06	$1.72	$4.34
Long-term contracts	1,589	9,522	176.4	101.8	$74.6	18.53	10.70	7.83
Merchant	3,517	26,105	233.7	118.6	$115.1	8.95	4.54	4.41
CE Gen	605	3,311	61.6	15.8	$45.8	18.60	4.77	13.83
	12,444	73,286	$680.0	$295.3	$384.7	$9.28	$4.03	$5.25

Alberta PPAs

Under the PPAs, we earn monthly capacity revenues, which are designed to recover fixed costs and provide a return on capital for our plants and mines.  We also earn energy payments for the recovery of predetermined variable costs of producing energy, an incentive/penalty for achieving above/below the targeted availability and an excess energy payment for power production above committed capacity. Our Sundance, Keephills, Sheerness, and the contracted portion of the Alberta hydro assets are included in this category.

Production for the three months ended March 31, 2007 decreased by 111 GWh compared to the same period in 2006 primarily as a result of higher unplanned outages (167 GWh) partially offset by higher demand from PPA customers (71 GWh).

Revenues for the three months ended March 31, 2007 decreased by $11.0 million ($0.32 per installed MWh) compared to the same period in 2006 primarily due to higher unplanned outages and contractual penalties paid as a result of higher prices.

TRANSALTA CORPORATION / Q1 2007   7

Fuel and replacement power costs for the three months ended March 31, 2007 increased $8.6 million ($0.25 per installed MWh) compared to the same period in 2006 mainly due to an increase in the cost of coal as a result of higher overburden removal and increased input costs ($8.9 million) partially offset by lower production ($1.4 million).

Long-term contracts

Long-term contracts typically have an original term between 10 and 25 years. Long-term contracts are typically for gas-fired cogeneration plants and have between one and four customers per plant. Revenues are derived from payments for capacity and/or the production of electrical energy and steam. The results from our Mississauga, Windsor, Wailuku, Ottawa, Fort Saskatchewan, and Meridian plants as well as the contracted portions of Sarnia, Poplar Creek, and TransAlta Wind are included in this category.

Production for the three months ended March 31, 2007 increased 257 GWh compared to the same period in 2006 due to increased customer demand at Fort Saskatchewan (120 GWh), and Poplar Creek (16 GWh), lower unplanned outages at Meridian (25 GWh), and increased production at Ottawa (81 GWh).

For the three months ended March 31, 2007, gross margins remained consistent ($0.03 per installed MWh) compared to the same period in 2006 as increased thermal production at Sarnia ($3.6 million) as well as increased production at Poplar Creek ($1.1 million) and Meridian ($1.3 million) was mostly offset by lower gas sales at Ottawa ($6.5 million).

Merchant

Merchant revenue is derived from production and is sold via: medium-term contract sales (typically two to ten years), short-term asset-backed trading, and spot or short-term (less than one year) forward markets. The results from Centralia Coal, Centralia Gas, Genesee 3, Wabamun, Binghamton, excess energy sales from Sundance, Keephills, Hydro, and Sheerness, and uncontracted portions of TransAlta Wind, Poplar Creek, and Sarnia are included in this category.

In the first quarter of 2007, merchant production was 3,579 GWh, of which 969 GWh was contracted under medium-term contracts, compared to the first quarter of 2006, where merchant production was 3,517 GWh, of which 1,139 GWh was contracted.  The increase in total production of 62 GWh was primarily due to higher market demand at Sarnia (115 GWh), Poplar Creek (59 GWh), and Genesee 3 (28 GWh) partially offset by increased planned outages at Alberta Thermal (103 GWh) and lower hydro production (47 GWh).

For the three months ended March 31, 2007, gross margins increased $14.9 million ($0.57 per installed MWh) compared to the same period in 2006 due to favourable production and spark spreads at Poplar Creek ($2.7 million) and Genesee 3 ($3.8 million), favourable pricing at the Alberta Thermal plants ($5.8 million) and Centralia Coal ($6.5 million), and lower coal costs at Centralia ($6.7 million) partially offset by higher planned outages at Alberta Thermal plants ($4.0 million) and the sale of emission credits at Centralia Coal in 2006 ($7.2 million).

CE Gen

Our share of CE Gen production for the three months ended March 31, 2007, increased 45 GWh compared to the same period in 2006 primarily due to lower planned and unplanned outages at Imperial Valley and the Yuma and Power Resources gas plants.

For the three months ended March 31, 2007, gross margins increased $1.0 million ($0.30 per installed MWh) compared to the same period in 2006 from higher pricing at Saranac and higher overall production.

CORPORATE DEVELOPMENT & MARKETING: derives revenue and earnings from the wholesale trading of electricity and other energy-related commodities and derivatives not supported by TransAlta owned generation assets.  CD&M also utilizes contracts of various durations for the forward sales of electricity and purchases of natural gas, coal and transmission capacity to effectively manage available generating capacity as well as fuel and transmission needs on behalf of Generation.  These results are included in the Generation segment.  Key performance indicators for CD&M’s proprietary trading include margins and value at risk.

Our Energy Trading activities utilize a variety of instruments to manage risk, earn trading revenue and gain market information.  Our trading

8   TRANSALTA CORPORATION / Q1 2007

strategies consist of shorter-term physical and financial trades in regions where we have assets and the markets that interconnect with those regions.  The portfolio primarily consists of physical and financial derivative instruments including forwards, swaps, futures, and options in various commodities.  These contracts meet the definition of trading activities and have been accounted for using fair values under Canadian GAAP.  Changes in the fair values of the portfolio are recognized in income in the period they occur.

While trading products are generally consistent between periods, positions held and resulting earnings impacts will vary due to current and forecasted external market conditions.  Positions for each region are established based on the market conditions and the risk reward ratio established for each trade at the time they are transacted.  Results, therefore, are generally not consistent regionally or by strategy from one reported period to the next.

OM&A costs incurred within CD&M are allocated to the Generation segment based on an estimate of operating expenses and an estimated percentage of resources dedicated to providing the support and analysis. This fixed fee inter-segment allocation is represented as a cost recovery in CD&M and an operating expense within Generation.

The results of the CD&M segment are as follows:

	3 months ended March 31
	2007	2006
Revenues	$51.8	$53.7
Trading purchases	(41.3)	(44.4)
Gross margin	10.5	9.3
Operations, maintenance and administration	8.6	8.1
Depreciation and amortization	0.4	0.3
Intersegment cost allocation	(7.1)	(6.9)
Operating expenses	1.9	1.5
Operating income	$8.6	$7.8

For the first quarter of 2007 relative to the same period in 2006, gross margin increased $1.2 million.  The western region market positions held have reacted favorably to early season hydro conditions.  Eastern region results were lower than 2006 due to reduced electricity trading but still had a positive contribution.

OM&A costs increased $0.5 million for the three months ended March 31, 2007 compared to the same period in 2006.  Increased staff compensation was partially offset by lower contracted manpower costs.

The inter-segment cost allocations are consistent with the prior comparable periods.

NET INTEREST EXPENSE

3 months ended March 31	2007	2006
Interest on long-term debt	$38.8	$34.1
Interest on short-term debt	6.5	3.7
Interest on preferred securities	-	3.4
Interest income	(7.7)	(0.7)
Capitalized interest	(0.3)	-
Net interest expense	$37.3	$40.5

For the three months ended March 31, 2007, net interest expense was $3.2 million lower than the comparable period in 2006 due to lower long-term debt levels partially offset by an interest gain on the unwind of a net investment hedge recorded in 2006 ($6.0 million).  Net interest expense was also reduced due to the redemption of preferred securities ($3.4 million) and higher interest income from cash deposits ($6.8 million) partially offset by higher short-term debt balances ($2.8 million).

TRANSALTA CORPORATION / Q1 2007   9

NON-CONTROLLING INTERESTS

The earnings attributable to non-controlling interests in the three months ended March 31, 2007 at $2.9 million was lower than the same period in 2006 due to lower earnings at TA Cogen as a result of lower margins at Ottawa.

EQUITY LOSS

As required under Accounting Guideline 15, Variable Interest Accounting, of the Canadian Institute of Chartered Accountants (“CICA”), our Mexican operations are accounted for as equity subsidiaries. However, these plants are owned and managed as part of the Generation segment. The table below summarizes key information from these operations.

	3 months ended March 31
	2007		2006
Availability (%)	96.9		91.2
Production (GWh)	5 7 9		612
Equity loss	$(8.9	) $	(1.0)
Capital expenses	-		2.0
Operating cash flow	(2.2)		(0.5)
Interest expense	9.9		8.3

Availability increased for the three months ended March 31, 2007 as a result of lower planned outages at the Chihuahua plant. Production decreased for the same period as a result of lower customer demand at the Campeche plant partially offset by increased production at the Chihuahua plant, primarily due to lower planned outages.

For the three months ended March 31, 2007, equity loss increased due to lower margins ($1.9 million), timing of routine maintenance and other operating expenses ($2.6 million), increased depreciation as a result of capital spending on planned maintenance in 2006 ($1.6 million), and increased interest costs as a result of refinancing these subsidiaries in 2006 ($8.8 million) partially offset by the recognition of deferred financing fees in 2006 ($7.2 million).

INCOME TAXES

	3 months ended March 31
	2007	2006
Earnings before income taxes	$90.0	$93.0
Turbine impairment	-	9.6
Earnings before income taxes and turbine impairment	$90.0	$102.6
Income tax expense per financial statements	24.0	23.8
Net income	$66.0	$69.2
Effective tax rate (%)	26.7	23.2

Tax expense was comparable in the three months ended March 31, 2007 to the same period in 2006 due to the reduction in the pre-tax earnings offset by the effect of the change in the mix of jurisdictions in which pre-tax income is earned.

10   TRANSALTA CORPORATION / Q1 2007

FINANCIAL POSITION

The following chart outlines significant changes in the consolidated balance sheet from Dec. 31, 2006 to March 31, 2007:

	Increase/
3 months ended March 31	(Decrease)	Explanation
Cash and cash equivalents	$12.9	Refer to Consolidated Statements of Cash Flows
Accounts receivable	(210.7)	Timing of collections of November 2006 revenues
Prepaid expenses	17.4	Insurance premiums and other prepaids
Risk management assets (current)	(2.1)
		Adoption of new accounting standards on financial instruments
Inventory	(14.3)	Lower inventory balances at Centralia Coal
Investments	(17.3)	Net loss and debt repayments by equity subsidiaries and effect of change in
		exchange rates
Property, plant and equipment, net	(47.4)	Depreciation expense partially offset by capital additions and weakening of the
		Canadian dollar compared to the U.S. dollar
Intangible assets	(10.3)	Amortization expense partially offset by the weakening of the Canadian dollar
		compared to the U.S. dollar
Risk management assets (long-term)	(14.5)
		As a result of adopting new accounting standards on financial instruments
Other assets (including current portion)	2.1	Realized gain on settlement of net investment hedges and mark-to-market
		changes on hedging derivatives and reclassification of certain treasury price
		risk management assets
Accounts payable and accrued liabilities	(77.3)
		Timing of major maintenance activities offset by increased CD&M activities
Risk management liabilities (current)	105.5
		As a result of adopting new accounting standards on financial instruments
Preferred securities	(175.0)	Repaid in January 2007
Deferred credits and other long-term liabilities (including	(18.1)	Normal accretion expense less ARO liabilities settled and payment of
current portion)		Centralia mine closure costs
Risk management liabilities (long-term)	270.8
		As a result of adopting new accounting standards on financial instruments
Net future income tax liabilities (including current portions)	(132.7)	Tax effect of adjustments related to new accounting standards on financial
		instruments
Shareholders’ equity	(239.9)
		Net earnings for the period and dividends offset by dividend reinvestment
		program and share issuances and adoption of new accounting standards

FINANCIAL INSTRUMENTS

On Jan. 1, 2007, we adopted four new accounting standards that were issued by the CICA: Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3865, Hedges. We adopted these standards retroactively with an adjustment of opening accumulated other comprehensive income (“AOCI”).

Section 1530 introduces comprehensive income, which consists of net earnings and other comprehensive income (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, net of hedging activities, and changes in the fair value of the effective portion of cash flow hedging instruments.

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the consolidated balance sheet when we become a party to the contractual provisions of the financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value upon initial recognition except for certain related party transactions.

To present comparable 2006 balance sheet figures, prior year balances for foreign currency and interest rate financial instruments were reclassified.  Short-term and long-term risk management assets were increased by $11.2 million and $43.2 million respectively, and current and long-term portions of other assets were reduced by the corresponding amounts.  Short-term and long-term risk management liabilities were increased by $2.1 million and $13.0 million respectively, and current and long-term portions of deferred credits and other long-term liabilities were decreased by the corresponding amounts.  As required under Section 1530, cumulative translation loss of $64.5 million was

TRANSALTA CORPORATION / Q1 2007   11

reclassified as the opening balance of AOCI.

The majority of the changes were reflected in the carrying value of cash flow hedges included in CD&M risk management assets and liabilities as well as in financial instruments used as hedges of debt and net investment of self-sustaining foreign subsidiaries. The impact of adopting these standards to our Dec. 31, 2006 balance sheet is outlined below:

	Price Risk Assets		Price Risk Liabilities
	Current	Long-Term	Current	Long-Term	Net
Net risk management assets (liabilities) outstanding at Dec. 31, 2006 - as reported	$72.2	$65.1	$(32.4)	$(14.0)	$90.9
Fair value of CD&M net risk management assets (liabilities) outstanding at Dec. 31, 2006	99.6	77.7	(122.2)	(276.3)	(221.2)
Fair value of hedges of debt and net investment of foreign subsidiaries at Dec. 31, 2006	12.6	61.1	(3.9)	(22.1)	47.7
Total fair values	$112.2	$138.8	$(126.1)	$(298.4)	$(173.5)

The gross and net of tax impact of adopting these standards to the opening balance of AOCI are outlined below:

Net risk management assets outstanding at Dec. 31, 2006 - as reported	$90.9
Fair value of CD&M net risk management liabilities outstanding at Dec. 31, 2006	(221.2)
Fair value of hedges of debt and net investment of foreign subsidiaries at Dec. 31, 2006	47.7
Total fair value of risk liabilities	(173.5)
Change in fair value	(264.4)
Tax	(87.1)
Adjustment to opening Accumulated Other Comprehensive loss from fair values	$(177.3)
Cumulative Translation Adjustment	(64.5)
Opening balance, Accumulated Other Comprehensive Loss	$(241.8)

See Notes 1, 2, and 3 in the interim financial statements for more detailed discussion and analysis in the adoption of these new standards.

RISK MANAGEMENT ASSETS AND LIABILITIES

Our risk management assets and liabilities are comprised of two major types: (1) those that are used in the CD&M and Generation segments in relation to trading activities, hedging activities and other contracting activities and (2) those used in the hedging non-energy marketing transactions, debt, and the net investment in self-sustaining foreign subsidiaries.  The changes in each of these are described below.

Energy Trading

Our energy trading risk management assets and liabilities that represent the value of unsettled (unrealized) CD&M transactions and certain Generation contracting activities are accounted for on a fair value basis. Contracts qualifying for hedge accounting are identified as “Hedges”. All other contracts are identified as “Non-Hedges”.  With the exception of physical transmission contracts and gas storage assets, the fair value of all energy trading activities is based on quoted market prices or model valuations.  The fair value of financial transmission contracts is based upon statistical analysis of historical data.  All transmission contracts are accounted for in accordance with EITF 02-3.

The following tables show the balance sheet classifications for risk management assets and liabilities for energy trading activities and the changes in the fair value for the period, separately by source of valuation:

12   TRANSALTA CORPORATION / Q1 2007

Balance Sheet	March 31, 2007			Dec. 31, 2006
				Total related to
	Hedges	Non-Hedges	Total	energy trading
Risk management assets
- Current	$0.7	$43.8	$44.5	$61.0
- Long-term	(0.9)	4.1	3.2	21.9
Risk management liabilities
- Current	(118.5)	(17.6)	(136.1)	(30.3)
- Long-term	(273.3)	14.3	(259.0)	(1.0)
Net risk management assets (liabilities) outstanding	$(392.0)	$44.6	$(347.4)	$51.6

As a result of adopting new accounting standards on financial instruments risk management assets and liabilities receiving hedge accounting were recorded at fair value. The impact upon previously reported values is shown below along with changes in those values during Q1 2007:

	Hedges		Non-Hedges
	Mark to	Mark to	Mark to	Mark to
Change in fair value of net assets (liabilities)	Market	Model	Market	Model	Total
Net risk management assets outstanding at Dec. 31, 2006 - as reported	$ -	$-	$52.7	$(1.1)	$51.6
Net risk management assets outstanding at Dec. 31, 2006 - fair value (Note 1)	(253.0)	(19.8)	52.7	(1.1)	(221.2)
Contracts realized, amortized or settled during the period	5.9	1.4	(13.5)	(0.4)	(6.6)
Changes in values attributable to market price and other market changes	(118.0)	(7.2)	3.2	(0.2)	(122.2)
New contracts entered into during the current calendar year	(4.8)	-	3.3	4.1	2.6
Changes in values attributable to discontinued hedge treatment of certain contracts	3.5	-	(3.5)	-	-
Net risk management assets (liabilities) outstanding at March 31, 2007	$(366.4)	$(25.6)	$42.2	$2.4	$(347.4)

For the three months ended March 31, 2007, the fair value of our net risk management assets and liabilities associated with non-hedge positions decreased $7.0 million compared to Dec. 31, 2006 primarily due to contracts settled during the quarter partially offset by new contracts entered in 2007 and value changes associated with contracts in existence at both period ends.  To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within the gross margin of both the CD&M and the Generation business segments.

For the three months ended March 31, 2007, the fair value of our net risk management assets and liabilities associated with hedge positions decreased $119.2 million compared to Dec. 31, 2006 primarily due to value changes associated with contracts in existence at both period ends.   Changes in net risk management assets and liabilities for hedge positions are reflected within the gross margin of both the CD&M and the Generation business segments to the extent transactions have settled during the period or ineffectiveness exists in the hedging relationship.  To the extent these hedges remain effective and qualify for hedge accounting, the change in value of existing and new contracts will be deferred in OCI until the delivery date of the underlying product and contract settlement occurs.

The anticipated timing of settlement of the above contracts over each of the next five calendar years and thereafter are as follows:

							2012 and
		2007	2008	2009	2010	2011	thereafter	Total
Hedges	Prices actively quoted	$(80.9)	$(129.5)	$(99.8)	$(49.7)	$(4.8)	$(1.7)	$(366.4)
	Prices based on models	(3.5)	(6.5)	(6.7)	(6.4)	(2.5)	-	$(25.6)
		$(84.4)	$(136.0)	$(106.5)	$(56.1)	$(7.3)	$(1.7)	$(392.0)
Non-Hedges	Prices actively quoted	$42.7	$(0.8)	$0.3	$-	$-	$-	$42.2
	Prices based on models	1.1	1.1	0.2	-	-	-	$2.4
		$43.8	$0.3	$0.5	$-	$-	$-	$44.6
Grand total		$(40.6)	$(135.7)	$(106.0)	$(56.1)	$(7.3)	$(1.7)	$(347.4)

Hedge transactions currently relate solely to Generation asset contracts consisting primarily of transactions under five years in duration.  Contracts in excess of five years have been transacted with additional authorizations and strict controls.

Non-hedge transactions extending past 2007 are generally Generation asset-backed contracts that do not qualify for hedge accounting and have a low risk profile including long-term fixed for floating power swaps and heat rate swaps.  Our Energy Trading activities are mainly transactions under 18 months in duration, thereby reducing credit risk and working capital requirements compared to longer term

TRANSALTA CORPORATION / Q1 2007   13

transactions.

Other Risk Management Assets and Liabilities

As a result of adopting new accounting standards on financial instruments certain risk management assets and liabilities used in hedging non-energy marketing transactions, debt, and the net investment in self-sustaining foreign subsidiaries were recorded at fair value.

The impact upon previously reported values is shown below along with changes in those values during the first quarter of 2007:

Balance Sheet	March 31, 2007			Dec. 31, 2006
				Total related to
				non-energy
	Hedges	Non-Hedges	Total	trading
Risk management assets
- Current	$25.6	$-	$25.6	$11.2
- Long-term	47.4	-	$47.4	43.2
Risk management liabilities
- Current	(1.8)	-	$(1.8)	(2.1)
- Long-term	(11.4)	(14.4)	$(25.8)	(13.0)
Net risk management assets (liabilities) outstanding	$59.8	$(14.4)	$45.4	$39.3

As a result of adopting new accounting standards on financial instruments risk management assets and liabilities receiving hedge accounting were recorded at fair value. The impact upon previously reported values is shown below along with changes in those values during Q1 2007:

	Hedges	Non-Hedges	Total
Net Other Risk Management Assets (Liabilities) at Dec. 31, 2006 - as reported	50.1	(10.8)	39.3
Net Other Risk Management Assets (Liabilities) at Dec. 31, 2006 - fair value	58.0	(10.3)	47.7
Changes in values attributable to realization of contracts- (gains)/losses	3.4	(0.3)	3.1
Unrealized changes attributable to market price and other market changes -gains/(losses)	(2.7)	(3.8)	(6.5)
Unrealized new contracts entered into during the current calendar year - gains/losses	1.1	-	1.1
Net Other Risk Management Assets (Liabilities) at March 31, 2007 - fair value	59.8	(14.4)	45.4

For the three months ended March 31, 2007, the fair value of our net risk management assets and liabilities associated with non-hedge positions decreased $4.1 million compared to Dec. 31, 2006 primarily due to market value changes.  Changes in net risk management assets and liabilities for non-hedge positions are reflected within interest expense.

For the three months ended March 31, 2007, the fair value of our net risk management assets and liabilities associated with hedge positions increased $1.8 million compared to Dec. 31, 2006 primarily due to value changes in new contracts entered into during the period.  Realization of gains on contracts was mostly offset by unrealized changes in market values.  Changes in net risk management assets and liabilities for hedge positions are reflected within interest expense to the extent transactions have settled during the period or ineffectiveness exists in the hedging relationship.  To the extent these hedges remain effective and qualify for hedge accounting, the change in value of existing and new contracts will be deferred in OCI until settlement of the instrument, change in ownership of the foreign operation, or financial instrument being hedged.

Total Balances

The overall balance reported in risk management assets and liabilities are shown below:

Balance Sheet	March 31, 2007			Dec. 31, 2006
	Energy			Energy
	trading	Other	Total	trading	Other	Total
Risk management assets
- Current	44.5	25.6	70.1	61.0	11.2	72.2
- Long-term	3.2	47.4	50.6	21.9	43.2	65.1
Risk management liabilities
- Current	(136.1)	(1.8)	(137.9)	(30.3)	(2.1)	(32.4)
- Long-term	(259.0)	(25.8)	(284.8)	(1.0)	(13.0)	(14.0)
Net risk management assets (liabilities) outstanding	(347.4)	45.4	(302.0)	51.6	39.3	90.9

14   TRANSALTA CORPORATION / Q1 2007

The corporation seeks to actively manage its exposure to credit risk by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continually monitors these exposures after entering into these contracts.  Detailed assessments are made of the credit quality of all counterparties and, where appropriate, corporate guarantees and/or letters of credit are obtained to support the ultimate collection of these receivables.  See Risk Factors and Risk Management in the MD&A in our annual report for the year ended Dec. 31, 2006 for further discussion of credit risk exposures and management thereof.

STATEMENTS OF CASH FLOWS

3 months ended March 31	2007	2006	Explanation
	$65.6	$79.3
Cash and cash equivalents, beginning of period
Provided by (used in):
Operating activities	330.8	200.7	Increase in inflows was due to $185 million in receivables relating to 2006 were collected
			in the quarter partially offset by a decrease in cash earnings and payment of $23.0 of
			Centraliamineclosurecosts.
Investingactivities	(55.0)	(11.9)	In 2007 cash outflows were primarily due to additions to property, plant and equipment
			of $54.3 million.
			In 2006, cash outflows were primarily due to additions of property, plant and equipment
			of $29.2 million partially offset by unrealized gains from unwinding net investment
			hedges of $18.7 million.
Financing activities	(262.7)	(177.3)
			In 2007, cash outflows were due to a decrease in short-term debt of $7.1 million and
			dividends on common shares of $54.2 million, preferred securities of $175.0 million and
			non-controlling interests of $20.8 million
			In 2006, cash outflows were due to repayment of long-term debt of $259.6 million,
			distributions to subsidiaries' non-controlling interests of $17.2 million, dividends on
			common shares of $32.9 million partially offset by an increase in short-term debt
			$125.5 million.
Cash and cash equivalents, end of period	$78.5	$89.9

Operating activities

For the three months ended March 31, 2007, funds generated from operations increased to $330.8 million from $200.7 million for the same period in 2006 due to the timing of collection of 2006 receivables amounting to $185 million. These accounts receivable balances in respect of November 2006 revenues were contractually scheduled to be paid, and were received, on Jan. 2, 2007.  This increase in cash flow in the current quarter was partially offset by lower cash earnings.  In the first quarter, the Corporation paid $23.0 million of costs related to the closure of the Centralia coal mine.

Investing activities

For the three months ended March 31, 2007, cash used in investing activities was $55.0 million compared to $11.9 million of cash used for the same period in 2006.  The increase in cash used was mainly due to higher capital expenditures and the realization of gains on settling net investment hedges in 2006.

For the three months ended March 31, 2007, the corporation realized no cash outflows from the settlement of net investment hedges of foreign subsidiaries compared to cash inflows of $18.7 million for the same period in 2006.

In 2007, the corporation has incurred a total of $13.0 million in capital expenditures relating to the Kent Hills, Sundance unit 4 uprate, and Keephills 3 projects.

Financing activities

For the three months ended March 31, 2007, cash used in financing activities was $262.7 million compared to $177.3 million for the same quarter of 2006.  This increase in cash used was mainly due to increased cash dividends paid on common shares and timing of those payments of $21.3 million and the repayment of preferred securities of $175.0 million. $7.1 million of short-term debt was repaid in the current quarter versus an increase of short-term debt of $125.5 million during the same period in 2006.

TRANSALTA CORPORATION / Q1 2007   15

LIQUIDITY AND CAPITAL RESOURCES

Liquidity risk arises from our ability to meet general funding needs, engage in trading and hedging activities and manage the assets, liabilities and capital structure of the company.  Liquidity risk is managed to maintain sufficient liquid financial resources to fund obligations as they come due in the most cost-effective manner.

Our liquidity needs are met through a variety of sources, including: cash generated from operations, short-term borrowings against our credit facilities, commercial paper program, and long-term debt issued under the corporation’s U.S. shelf registrations and Canadian Medium Term Note program.  Our primary uses of funds are operational expenses, capital expenditures, dividends, distributions to non-controlling limited partners, and interest and principal payments on debt securities.

We have a $1.5 billion committed syndicated credit facility and approximately $0.4 billion of uncommitted credit facilities.  At March 31, 2007, we had $0.9 billion available under these credit facilities (Dec. 31, 2006 - $0.8 billion).

We have obligations to issue letters of credit to secure potential liabilities to certain parties including those related to potential environmental obligations, trading activities, hedging activities, and purchase obligations.  At March 31, 2007, we had issued letters of credit totaling $632.0 million compared to $633.2 million at Dec. 31, 2006.

We expect that our ability to generate adequate cash flow from operations in the short-term and the long-term to maintain financial capacity and flexibility to provide for planned growth remains substantially unchanged since Dec. 31, 2006.  In the third quarter we will only receive two month’s worth of PPA revenue due to timing of scheduled payments.  Further, in the fourth quarter a payment relating to 2007 PPA revenues will not be received until January 2, 2008.  However, the effect of timing of these payments is that we will receive 12 months of revenue in 2007.

On April 23, 2007, we had approximately 202.7 million common shares outstanding.

Guarantee contracts

TransAlta has provided guarantees of subsidiaries' obligations under contracts that facilitate physical and financial transactions in various derivatives.  To the extent liabilities related to these guaranteed contracts exist, they are included in the consolidated balance sheet.   The guarantees provided for under all contracts facilitating physical and financial transactions in various derivatives at March 31, 2007 was a maximum of $1.9 billion.  In addition, the corporation has a number of unlimited guarantees.  The fair value of the trading and hedging positions under contracts where TransAlta has a net liability at March 31, 2007, under the limited and unlimited guarantees, was $253.0 million as compared to $285.3 million at Dec. 31, 2006.

TransAlta has also provided guarantees of subsidiaries' obligations to perform and make payments under various other contracts.  The amount guaranteed under these contracts at March 31, 2007 was a maximum of $1.1 billion, as compared to $788.3 million at Dec. 31, 2006.  In addition, the corporation has a number of unlimited guarantees.  To the extent actual obligations exist under the performance guarantees at March 31, 2007, they are included in accounts payable and accrued liabilities.

The corporation has approximately $0.9 billion of credit available from its committed and uncommitted credit facilities to secure these exposures.

OUTLOOK

The key factors affecting the financial results for the remainder of 2007 are the megawatt capacity in place, the availability of and production from generating assets, the margins applicable to non-contracted production, the costs of production, and the margins achieved on Energy Trading activities.

Production, availability and capacity

Generating capacity is expected to increase slightly due to the completion of an uprate at Unit 4 of our Sundance coal-fired facility in the latter portion of third quarter of 2007.  Production and availability is expected to decrease in the second quarter due to higher planned

16   TRANSALTA CORPORATION / Q1 2007

outages.  Production in the third and fourth quarters are expected to slightly increase compared to the first quarter.

Power prices

Despite strong year over year demand growth and marginal supply additions in Alberta, electricity prices and spark spreads for the remainder of 2007 are anticipated to be lower than those observed in 2006 due to an expectation of a return to normal unit outage rates and normal weather conditions.  Compared to 2006 minimal load growth is expected in the Pacific Northwest but stronger natural gas prices are expected to keep power prices and spark spreads higher for the rest of 2007.  Ontario prices are also expected to strengthen compared to 2006 with an expectation of stronger natural gas prices.

15 per cent of our gas fired facilities production and five per cent of our coal-fired facilities production have exposure to market fluctuations in energy commodity prices.  We closely monitor the risks associated with these commodity price changes on our future operations and, where we consider it appropriate, use various physical and financial instruments to hedge our assets and operations from such price risk.

Fuel costs

Mining coal is subject to cost increases due to increased overburden removal, inflation, and diesel commodity prices.  Seasonal variations in coal mining are minimized through the application of standard costing.  Coal costs in Alberta for 2007 are expected to be $30 million higher than those seen in 2006.  Fuel at Centralia Coal is purchased from an external supplier and costs are expected to be comparable with those seen in the first quarter.

Exposure to gas costs for facilities under long-term sales contracts are minimized to the extent possible through long-term gas purchase contracts or corresponding offsets within revenues.  Merchant gas facilities are exposed to the changes in spark spreads, as discussed in the Power Prices section.  We have not entered into fixed commodity agreements for gas for these merchant plants as gas will be purchased coincident with spot pricing.

Operations, maintenance and administration costs

OM&A costs per MWh of installed capacity fluctuate by quarter and are dependent on the timing and nature of maintenance activities.  OM&A costs per MWh of installed capacity are anticipated to be higher in the second and third quarters due to higher planned maintenance.

Capital expenditures

Our capital expenditures are comprised of spending on sustaining our current operations and for growth activities.  The two components are described in greater detail below.

Sustaining expenditures

Sustaining expenditures include planned maintenance, regular expenditures on plant equipment, systems and related infrastructures, as well as investments in our mines.  For 2007, our estimate for total sustaining capital expenditures, excluding Mexico, is between $320 million and $345 million, allocated among:

•

$100 - $105 million for routine capital,

•

$80 - $85 million for mining equipment,

•

$55 - $60 million for equipment modifications at Centralia Coal and

•

$85 - $95 million on planned maintenance as outlined in the following table:

Gas and
	Coal	Hydro	Total
Capitalized	$70-75	$15-20	$85-95
Expensed	65-70	0-5	65-75
	$135-145	$15-25	$150-170
GWh lost	2,000-2,050	125-150	2,125-2,200

In 2007, we expect to lose approximately 2,125 to 2,200 GWh of production due to planned maintenance. During 2007, we have no significant planned maintenance activities at our Mexican operations.

TRANSALTA CORPORATION / Q1 2007   17

Growth expenditures

For 2007, our growth capital expenditures are estimated to be between $255 million and $265 million on expenses related to the Sundance unit 4 uprate and the development projects at Keephills 3 and Kent Hills. Financing for these expenditures is expected to be provided by cash flow from operating activities and from existing borrowing capacity.

Energy trading

Earnings from our energy trading segment are affected by prices in the market, the positions taken, and duration of those positions. We continuously monitor both the market and our exposure to maximize earnings while still maintaining an acceptable risk profile. Our objective is for proprietary trading to contribute between $50 million and $70 million in annual gross margin.

Exposure to fluctuations in foreign currencies

Our strategy is to minimize the impact of fluctuations in the Canadian dollar against the U.S. dollar by offsetting foreign denominated assets with foreign denominated liabilities and foreign exchange contracts.  We also have foreign currency expenses, including interest charges, which offset foreign currency revenues.

Net interest expense

Net interest expense for 2007 is expected to be comparable to those seen in the first quarter. However, higher interest rates and changes in the value of the Canadian dollar to the U.S. dollar could affect the amount of net interest expense incurred.

Liquidity and capital resources

With the anticipated increased volatility in power and gas markets, market trading opportunities are expected to increase, which can potentially cause the need for additional liquidity.  To mitigate this liquidity risk, the corporation maintains a $1.5 billion committed credit facility and monitors exposures to determine any expected liquidity requirements.

Environmental legislation

On March 8, 2007 the Province of Alberta announced its proposed climate change legislation and regulations.  The Alberta plan imposes a requirement of a 12 per cent Greenhouse Gas (“GHG”) emission intensity reduction on major emitters commencing on July 1, 2007.  Compliance can be achieved through direct emission reductions, payment into a Technology Fund at a fixed price, or through the purchase of offset credits from other projects within Alberta.

Mercury reduction requirements in Alberta are established at a 70% reduction by 2010.  TransAlta submitted its mercury control plan in March, 2007.  We expect to formalize our investment plan in this new technology in late 2007 or early 2008.

The PPA's for our Alberta based coal facilities contain change-in-law provisions that allow us the opportunity to recover compliance costs from the PPA customers.

The Canadian Government is expected to release the details of its clean air plans in April of 2007.  The interaction of the Alberta and Canadian Government legislation remains to be determined but we expect some form of harmonization between the two.

On April 12, 2007, Washington State passed Bill 6001 designed to address climate change.  The legislation sets out performance goals for new, long-term electricity contracts undertaken by State utilities.  It also paves the way for development of specific regulations for the industrial and transportation sectors, which will be developed through consultation over the next year.  At this stage it is not clear if the future regulations will affect TransAlta's baseload generation.  There is provision for exemption from the performance standards for system reliability or financial reasons.  TransAlta will be participating in the consultation process to develop the regulations.  There are also several federal U.S. climate bills under consideration in the House and Senate.  Should one of these pass into law, then we would expect some form of harmonization between the federal and the State legislation.

NON-GAAP MEASURES

We evaluate our performance and the performance of our business segments using a variety of measures.  Those discussed below are not defined under GAAP and therefore should not be considered in isolation or as an alternative to or more meaningful than, net income or cash

18   TRANSALTA CORPORATION / Q1 2007

flow from operating activities as determined in accordance with GAAP as an indicator of the corporation’s financial performance or liquidity.  These measures are not necessarily comparable to a similarly titled measure of another company.

Each business unit assumes responsibility for its operating results measured to gross margin and operating income.  Operating income and gross margin provides management and investors with a measurement of operating performance which is readily comparable from period to period.

Gross margin and operating income are reconciled to net earnings below:

3 months ended March 31	2007	2006
Gross margin	$391.7	$394.0
Operating expenses	(239.6)	(240.0)
Operating income	152.1	154.0
Foreign exchange loss (gain)	0.1	(0.6)
Net interest expense	(37.3)	(40.5)
Equity loss	(8.9)	(1.0)
Earnings before non-controlling interests and income taxes	106.0	111.9
Non-controlling interests	16.0	18.9
Earnings before income taxes	90.0	93.0
Income tax expense	24.0	23.8
Net earnings	$66.0	$69.2

Presenting earnings on a comparable basis from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Because we believe the turbine impairment charge recorded in the first quarter of 2006 would otherwise affect the comparability of our results from period to period, we have excluded that item to calculate earnings on a comparable basis.

3 months ended March 31	2007	2006
Earnings on a comparable basis	$66.0	$75.4
Turbine impairment, net of tax	-	(6.2)
Net earnings	$66.0	$69.2
Weighted average common shares outstanding in the period	202.6	199.5
Earnings on a comparable basis per share	$0.33	$0.38

Free cash flow is intended to demonstrate the amount of cash we have available to invest in capital growth initiatives, repay recourse debt or repurchase common shares.

The contractually scheduled payments from 2006 have been excluded from the calculation of free cash flow as the timing of this payment is dependant upon certain calendar holidays in the month of December and this change due to timing does not occur on a frequent basis.  The payment of Centralia mine closure costs have also been excluded as they are one-time in nature.  Sustaining capital expenditures is total capital expenditures per the statement of cash flow less $13.0 million we have invested in growth projects in the first quarter of 2007.  There were no investments in growth projects in the first quarter of 2006.

The reconciliation between cash flow from operating activities and free cash flow is calculated below:

TRANSALTA CORPORATION / Q1 2007   19

	3 months ended March 31
	2007	2006
Cash flow from operating activities	$330.8	$200.7
Add (Deduct):
Sustaining capital expenditures	(41.3)	(29.2)
Dividends on common shares	(54.2)	(32.9)
Distribution to subsidiaries' non-controlling interest	(20.8)	(17.2)
Non-recourse debt repayments	(8.7)	(4.5)
Timing of contractualy scheduled payments from 2006	(185.0)	-
Centralia closure costs	23.0	-
Cash flows from equity investments	(2.2)	(2.5)
Free cash flow	$41.6	$114.4

Cash flows from equity investments represent operational cash flow from our equity subsidiaries less sustaining and growth capital expenditures.

SELECTED QUARTERLY INFORMATION

(in millions of Canadian dollars except per share amounts)

2006 Quarters	Q2 2006	Q3 2006	Q4 2006	Q1 2007
Revenue	$599.0	$684.0	$779.8	$723.7
Earnings (loss) from continuing operations	86.4	35.3	(146.0)	66.0
Net earnings (loss)	86.0	35.3	(146.0)	66.0
Basic earnings (loss) per common share:
Continuing operations	0.43	0.18	(0.72)	0.33
Net earnings (loss)	0.43	0.18	(0.72)	0.33
Diluted earnings (loss) per common share:
Continuing operations	0.43	0.18	(0.72)	0.33
Net earnings (loss)	0.43	0.18	(0.72)	0.33

2005 Quarters	Q2 2005	Q3 2005	Q4 2005	Q1 2006
Revenue	$621.2	$722.9	$810.1	$733.7
Earnings from continuing operations	25.8	51.2	47.9	69.2
Net earnings	25.8	51.2	59.9	69.2
Basic earnings per common share:
Continuing operations	0.13	0.26	0.24	0.35
Net earnings	0.13	0.26	0.30	0.35
Diluted earnings per common share:
Continuing operations	0.13	0.26	0.24	0.35
Net earnings	0.13	0.26	0.30	0.35

CONTROLS AND PROCEDURES

As of the end of the period covered by this quarterly report, TransAlta’s management, together with TransAlta’s President and Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the company’s disclosure controls and procedures. Based on this evaluation, the President and Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures of the company are effective.  These certificates can be found at www.sedar.com.

TransAlta’s internal control over financial reporting changed during the current quarter as a result of adopting new accounting standards for

20   TRANSALTA CORPORATION / Q1 2007

financial instruments and comprehensive income. These changes affected our accounting processes and as a result we updated our internal controls. Changes to our accounting system were facilitated through our existing information technology controls and processes.

TransAlta is currently in the testing phase of an enhancement to its accounting system and associated processes which will be used to prepare the second quarter results.  Changes to our accounting system will be facilitated through our existing controls and processes.

FORWARD-LOOKING STATEMENTS

This MD&A and other reports and filings made with the securities regulatory authorities include forward-looking statements.  All forward-looking statements are based on TransAlta Corporation's beliefs and assumptions based on information available at the time the assumption was made.  In some cases, forward-looking statements can be identified by terms such as ‘may’, ‘will’, ‘believe’, ‘expect’, ‘potential’, ‘enable’, ‘continue’ or other comparable terminology.  The forward-looking statements relate to, among other things, statements regarding the anticipated business prospects and financial performance of TransAlta.  These statements are not guarantees of TransAlta's future performance and are subject to risks, uncertainties and other important factors that could cause the corporation’s actual performance to be materially different from those projected, including those material risks discussed in this MD&A under the heading ‘Outlook’ and in the MD&A in our annual report for the year ended Dec. 31, 2006 under the heading ‘Risk Factors and Risk Management’.  Some of the risks, uncertainties, and factors include, but are not limited to: legislative and regulatory developments that could affect revenues, costs, cost and availability of fuel to produce electricity, the speed and degree of competition entering the market; global capital markets activity; timing and extent of changes in commodity prices, prevailing interest rates, currency exchange rates, inflation levels and general economic conditions where TransAlta Corporation operates; results of financing efforts; changes in counterparty risk; and the impact of accounting standards issued by Canadian standard setters.  Given these uncertainties, the reader should not place undue reliance on these forward-looking statements which is given as of the date it is expressed in this MD&A or otherwise and TransAlta undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

TRANSALTA CORPORATION / Q1 2007   21